UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Name of Issuer:  Nordic American Tanker Shipping Limited

Title of Class of Securities:  Common Shares

CUSIP Number:  G65773106

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

        Herbjorn Hansson, c/o Ugland Nordic Shipping ASA,
    Thor Dahls gt. 1-3, P.O. Box 54, 3201 Sandefjord, Norway

     (Date of Event which Requires Filing of this Statement)

                       September 30, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     G65773106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    UGLAND NORDIC SHIPPING ASA

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) of 2(e)



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER

    1,760,471

8.  SHARED VOTING POWER



9.  SOLE DISPOSITIVE POWER

    1,760,471

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,760,471

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.9%

14. TYPE OF REPORTING PERSON*

    CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

The purpose of this Schedule 13D is to report the acquisition by Ugland Nordic Shipping ASA (the "Reporting Person") of Common Shares, $.01 par value (the "Shares"), of Nordic American Tanker Shipping Limited (the "Issuer"), representing 14.9% of the total Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Shares, $.01 par value, of Nordic American Tanker Shipping Limited.

         The name and address of the principal executive and business office of the Issuer is:

         Nordic American Tanker Shipping Limited
         Cedar House
         41 Cedar Avenue
         Hamilton HM 12
         Bermuda

Item 2.  Identity and Background

         This statement is being filed on behalf of Ugland Nordic Shipping ASA (the "Reporting Person"), a Norwegian corporation. The Reporting Person's principal office is at Thor Dahls gt. 1-3, P.O. Box 54, 3201 Sandefjord, Norway. The Reporting Person is a publicly-owned Norwegian shipping company whose shares are listed on the Oslo Stock Exchange.

         The following lists the officers and directors of the Reporting Person:

                            DIRECTORS

                         Arve Andersson
                         Director
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Herbjorn Hansson
                         Director
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Axel Stove Lorentzen
                         Director
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Tharald Brovig
                         Director
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Njol Hansson
                         Director
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Chris Rytter Jr.
                         Director
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Andreas Ove Ugland
                         Director
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway


                            OFFICERS

                         Andreas Ove Ugland
                         Chairman
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Herbjorn Hansson
                         President and
                         Chief Executive Officer
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

                         Niels Erik Feilberg
                         Chief Financial Officer
                         Thor Dahls gt. 1-3
                         P.O. Box 54
                         3201 Sandefjord
                         Norway

         Neither the Reporting Person nor any of its officers or directors listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 1,760,471 Shares. All 1,760,471 Shares are held by the Reporting Person. 82,237 shares were purchased on September 19, 1995 at a price of $12.16 per Share for an aggregate purchase price of $1,000,002. 1,678,234 Shares were purchased on September 30, 1997 at a price of $10.21 per Share upon exercise of warrants for an aggregate purchase price of $17,134,769. The source of funds for the purchase of the Shares is a bank loan from Christiania Bank og Kreditkasse in Oslo, Norway.

Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person acts as manager of the Issuer pursuant to a Management Agreement dated September 19, 1995. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 1,760,471 Shares. As of September 30, 1997 there were 11,813,850 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 14.9% of the outstanding Shares.
         The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it is deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person is a party to an Underwriting Agreement dated September 14, 1995, whereby it agreed not to offer, sell or otherwise dispose of any Shares held by it at any time prior to 90 calendar days after September 30, 1997. The Reporting Person is also a party to the Management Agreement dated as of September 19, 1995 pursuant to which it provides management, administrative and advisory services to the Company.

Item 7.  Material to be Filed as Exhibits

         1. A description of the transactions in the Shares that were effected by the Reporting Person.

         2. Management Agreement dated as of September 19, 1995 entered into between the Reporting Person and the Issuer.

         3.   Underwriting Agreement dated as of September 14,
              1995 among the Issuer, the Reporting Person and Lazard Freres & Co. LLC.

                            Signature

         The undersigned, after reasonable inquiry and to the

best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                             UGLAND NORDIC SHIPPING ASA

                             By:  /s/ Herbjorn Hansson
                                  _____________________
                                      Herbjorn Hansson
                                    President and Chief
                                    Executive Officer


October 10, 1997

































                                9
01318004.AM1

                                                        Exhibit 1


                    SCHEDULE OF TRANSACTIONS

                                          Price Per Share
  Date          Shares Purchased      (excluding commission)
  ____      ________________________     _________________

9/19/95              82,237                   $12.16

9/30/97           1,678,234                   $10.21









































                               10
01318004.AM1

                                                        Exhibit 2





                      MANAGEMENT AGREEMENT

         This AGREEMENT is made as of the 19 day of September, 1995 by and between NORDIC AMERICAN TANKER SHIPPING LIMITED, a company organized and existing under the laws of Bermuda (the "Company"), and NORDIC AMERICAN SHIPPING A/S, a company organized and existing under the laws of Norway ("NAS").

                      W I T N E S S E T H:

         WHEREAS, the Company is intending to engage in the business of acquiring, owning and chartering oil tankers and, in connection therewith, has entered into the Participation Agreement dated September 19, 1995 (the "Participation Agreement") with NAS, BP Shipping Limited ("BPS"), The British Petroleum Company p.l.c. ("British Petroleum")Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank") and Silver Island Corporation N.V. ("Silver Island"), in accordance with which the Company has entered into, or will enter into, the Transaction Documents to which it is or will be a party and undertake the transactions set forth therein; and

         WHEREAS, NAS has expertise in the tanker industry and in the financing of Vessels generally; and

         WHEREAS, the Company has requested NAS, and NAS has agreed, to provide services to the Company in connection with the transactions contemplated by the Participation Agreement and the management and administration of the business of the Company.

         NOW, THEREFORE, the parties hereby agree as follows:

         1.  Defined Terms.

         Unless otherwise defined herein, all defined terms when used herein shall have the meanings ascribed to them in the Participation Agreement except that, when used herein, the term "Transaction Documents" shall include The UK Finance Leases.

         2.  Services.

         2.1. During the term hereof (as provided in Section 3 of this Agreement), NAS shall provide the following services to the Company subject, always, to the objectives and policies of the Company as established from time to time by the Company's Board of Directors (the "Board"):

         (a) the administration of compliance by the Builder, BPS, British Petroleum, Rabobank and Silver Island with the terms and conditions of the relevant Transaction Documents;

         (b) the presentation, negotiation and settlement of any claim, demand or petition on behalf of the Company with respect to any of the Transaction Documents, including, without limitation, the pursuit by the Company of any rights of indemnification or reimbursement under any of the Transaction Documents;
         (c) the prosecution or defense of other claims arising in connection with the business of the Company and the Prospectuses;

         (d) the provision of the services of such officers and other staff of suitable skills and experience from among the members of the staff of NAS as may be necessary in order to properly perform the services referred to herein;

         (d) the provision of office equipment and the use of accounting or computing equipment when required and the necessary executive, clerical and secretarial personnel for the performance of the services set for herein;

         (f) keeping all such books and records of things done and transactions performed on behalf of the Company as the Board may require from time to time, including liaising with the Company's accountants, lawyers and other professionals;

         (g) from time to time or at any time as requested by the Board, reporting to the Board concerning the performance of the foregoing services and the performance of the parties to the Transaction Documents and furnishing advice and recommendations with respect to all aspects of the business affairs of the Company;

         (h) assisting the Company to comply with the requirements of all applicable securities laws, including the Securities Act and the Exchange Act;

         (i) maintenance of the Company's general ledger, reconciliation of the Company's bank accounts, preparation of the Company's periodic financial statements, including those required for SEC, Bermuda and other governmental and regulatory or self-regulatory agency filings and reports to shareholders, and provision of related data processing services;

         (j) assistance in maintaining records of warrant and shareholder ownership and transfer records through an independent registrar and transfer agent;

         (k) assistance in preparation of reports required to be filed with the SEC and other governmental agencies, including periodic reports on Forms 20-F and 6-K, as well as annual and quarterly reports to shareholders;

         (l) oversight of the exercise of the Warrants and the registration by the Company of the Warrant Shares and the Standby
Shares;

         (m) assistance in obtaining such insurance which the Company determines to procure; and

         (n) such other services as the Company may request and NAS may agree to provide from time to time.

         2.2. During the term hereof, NAS shall do all in its power to maintain the existing business of the Company and shall at all times and in all respects conform to and comply with the lawful directions, regulations and recommendations made by the Board and in the absence of any specific directions, regulations and recommendations as aforesaid and subject to the terms and conditions of this Agreement shall provide general administrative and advisory services in connection with the management of the business of the Company; provided, however, that the parties recognize that NAS as a publicly traded company conducts its own business and shall not be required to devote itself exclusively to the affairs of the Company but only to such an extent as may be required in order to perform its duties satisfactorily under this Agreement. NAS shall be free to act for and represent any other person, firm, corporation, company or other entity throughout the world without the consent of the Company whether or not the said person, firm, corporation, company or other entity is engaged in business in competition with the Company.

         2.3. Notwithstanding anything to the contrary contained in this Agreement, any and all decisions of a material nature shall be reserved to the Company, such decisions including, but not limited to:

         (a) Purchase and/or sale of a Vessel or other asset of a material nature;

         (b) chartering in of tonnage for periods exceeding twelve months;

         (c) employment of any Vessel for periods in excess of twelve consecutive months;

         (d) entry into loans and any and all financial undertakings and commitments connected therewith; and

         (e) entry into and/or termination or amendments of any contractual relationships.

         3.  Term.

         The term of this Agreement shall commence on the date hereof and shall terminate on the fourteenth anniversary of the Exercise Date, unless earlier terminated pursuant to Section 6(c) or Section 7 hereof.

         4.  Fees and Expenses.

         (a) In consideration for NAS's providing the services to the Company specified in this Agreement, the Company shall pay NAS a fee (the "Fee") at the annual rate of Two Hundred Fifty Thousand United States Dollars (US$250,000 ) per annum, commencing on the First Closing Date. The Fee for the period from the First Closing Date through September 30, 1997, shall be paid in advance on the First Closing Date. The Fee for the period October 1, 1997 through December 31, 1997, shall be paid on the Second Closing Date. Commencing on January 1, 1998, the Fee shall be paid quarterly in advance, on each January 1, April 1, July 1 and October 1. In addition, in consideration of the NAS's activities on the Company's behalf prior to the date hereof, the Company shall pay to NAS on the First Closing Date a commencement fee in an amount of One Million Eight Hundred Fifty Two Thousand Five Hundred Seventy United States Dollars (US$1,852,570).

         (b) Subject to Section 6 hereof, NAS shall pay on behalf of the Company all of the Company's expenses, whether in connection with the services and activities set forth in
Section 2 or otherwise, including the Company's directors' fees and expenses; provided, however, that NAS shall not be liable to pay, and the Company shall pay from its own funds, (i) all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with (A) any litigation commenced by or against the Company, (B) any investigation by any governmental, regulatory or self-regulatory authority involving the Company or the transactions contemplated by the Participation Agreement, (ii) all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance, (iii) all costs in connection with the administration of the exercise of the Warrants (as defined in the Warrant Agreement) and the registration and listing of the Warrant Shares and the Standby Shares, and (iv) brokerage commissions payable by the Company on the gross Charter Hire (as defined in the Charters) received in connection with the Charters.

         (c) In the event that NAS pays any amounts to the Underwriter on behalf of the Underwriter or any person who controls the Underwriter pursuant to Section or Section 11 of the Underwriting Agreement, the Company shall promptly after the Exercise Date pay NAS an amount equal to 120% of such amounts paid by NAS (the "Indemnity Payments"), plus an amount equal to interest at the rate of 12% per annum on any Indemnity Payments outstanding commencing on the date of the first such Indemnity Payment and ending on the date all such Indemnity Payments are paid in full.

         5.  Relationship of the Parties.

         (a) the Company acknowledges that NAS shall have no responsibility hereunder, direct or indirect, with regard to the formulation or implementation of the business plans, policies, management or strategies (financial, tax, legal or otherwise) of the Company, all of which are solely the responsibility of the Company. The Company shall set corporate policy independently through its own Board and nothing contained herein shall be construed to relieve the directors or officers of the Company from the performance of their respective duties or to limit the exercise of their powers.

         (b) Without limiting the foregoing, NAS shall have no liability to the Company for errors of judgment or for any act or omission, negligent, tortious or otherwise, unless such act or omission on the part of NAS constitutes negligence or willful misconduct.

         (c) The Company hereby agrees to defend, indemnify and save NAS and its affiliates (other than the Company and any subsidiaries), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by NAS or any such affiliates based upon a claim by or liability to a third party arising out of the operation of the Company's business, unless due to the negligence or willful misconduct of NAS or such affiliates. The Company shall have the right, upon notice to NAS, to undertake the defense of NAS by counsel chosen by the Company in connection with any such claim or liability and shall pay the fees and disbursements of such counsel; provided, however, that such counsel is not reasonably objected to by NAS.

         (d) In all activities under this Agreement NAS shall be an independent contractor. Nothing in this Agreement shall be deemed to make NAS, or any of its subsidiaries or employees, the agent, employee, joint venturer or partner of the Company or create in NAS the right or authority to incur any obligation on behalf of the Company or to bind the Company in any way whatsoever, except as may be expressly provided in this Agreement.

         (e) The provisions of Section 4(b) and this Section 5 shall survive any termination of this Agreement.

         6.  Expiration of Charters.

         (a) In the event that BPS, as charterer under the Charters, shall notify the Company at any time that it will not extend or renew a Charter for a Vessel (whether or not such Charter has been previously extended beyond its initial term), NAS shall analyze the alternatives available to the Company for the use or disposition of such Vessel, including the sale of such Vessel and the distribution of the proceeds to the Company's shareholders, subject to the arrangements contemplated by the U.K. Finance Leases, and shall report to the Board with its recommendations and the reasons for such recommendations at least six (6) months before the expiration of such Charters.

         (b) Subject to the arrangements contemplated by the U.K. Finance Leases, if directed by the Company's shareholders to sell a Vessel, NAS shall, upon the Board's request, solicit bids for the sale of such Vessel for presentation to the Board, and shall recommend the sale of such Vessel to the highest bidder. NAS shall receive a 1% sales commission on the net proceeds of such sale. If not directed by the Company's shareholders to sell the Vessel, NAS shall attempt to recharter the Vessel on an arms-length basis upon such terms as NAS in its discretion, deems appropriate, subject to the Board's approval. NAS shall receive a commission equal to 1.25% of the gross freight earned on the rechartering of the Vessel in the spot market or from any time or other period charter employment for the Vessel. In either such case, NAS may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as NAS shall deem appropriate.

         (c) If, upon expiration of a Charter, the Company undertakes any operational responsibilities with respect to such Vessel and requests NAS to perform any of such responsibilities on the Company's behalf, the parties shall negotiate the terms of such responsibilities and renegotiate the fee and expense provisions set forth in Sections 4(a) and 4(b). If the parties are unable to reach agreement on such points, either party may terminate this Agreement on thirty (30) days' notice to the other party.

         7.  Termination.

         In addition to the circumstances set forth in Section 6 hereof, the Company may terminate this Agreement as follows:

         (a) At any time upon thirty (30) days' notice for any reason upon the affirmative vote of the holders of two-thirds of the Company's outstanding Common Shares;

         (b)  In the event that:

         (i) NAS commits any material breach of or omits to observe any of the material obligations or undertakings expressed to be assumed by it under this Agreement and, such breach or omission, if capable of remedy, is not remedied to the satisfaction of the Company within thirty (30) days' notice by the Company of such material breach or omission and requiring action to remedy the same; or

         (ii) any material consent, authorization, license or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by NAS to authorize, or required by NAS in connection with, the execution, delivery, validity, enforceability of admissibility in evidence of this Agreement or the performance by NAS of its obligations under this Agreement which the Company reasonably considers to be necessary or desirable in order to ensure that the interests of the Company are not prejudiced and the ability of NAS to perform is obligations under this Agreement is not materially affected, is modified in a manner unacceptable to the Company or is not granted or is revoked or terminated or expires and is not renewed or otherwise ceases to be in full force and effect; or

         (iii) NAS takes any action or any legal proceedings are started or other steps taken for (1) NAS to be adjudicated or found bankrupt or insolvent or a petition in bankruptcy to be filed either by or against NAS, (2) the winding-up or dissolution of NAS or (3) the appointment of a liquidator, administrator, examiner, trustee, sequestrator, receiver or similar officer of NAS over the whole or any part of its undertakings, assets, rights or revenues, or any similar event occurs or similar proceeding is taken with respect to NAS in any jurisdiction to which NAS is subject, in which event this Agreement shall be automatically terminated without need for notice on the part of the Company; or

         (iv) it becomes unlawful at any time for NAS to perform all or any of the material covenants or its obligations under this Agreement, or for the Company to exercise the rights vested in it under this Agreement.

         (c) During the one-year period commencing on the date of issuance of any Standby Shares, this Agreement may be terminated immediately for any reason upon the affirmative vote of the holders of a majority of the Company's outstanding Common Shares, provided, however, that NAS shall receive evidence reasonably acceptable to it that Silver Island or another wholly-owned subsidiary of Rabobank is the holder of a majority of the Company's outstanding Common Shares at the time of such vote. Otherwise, the provisions of this Section 7(c) shall not apply.

         (d) Upon the effective date of termination pursuant to this Section 7, NAS shall promptly terminate its service hereunder as may be required in order to minimize any interruption to the Company's business.

         (e) Upon termination, NAS shall, as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement and any undisbursed funds of the Company in NAS's possession or control will be promptly paid by NAS as directed by the Company.

         (f) Upon termination, the Company shall cease using a logo that resembles the logo used by NAS in its business.

         8.   Rights of NAS and Restrictions on its Authority.

         8.1. Notwithstanding the other provisions of this
Agreement:

         (a) NAS may act upon any advice, resolutions, requests, instructions, recommendations, direction or information obtained in writing from the Company or any banker, accountant, broker, lawyer or other person acting as agent of or adviser to the Company and NAS shall incur no liability to the Company for anything done or omitted or suffered in good faith in reliance upon such advice, instruction, resolution, recommendation, direction or information made or given by the Company or its agents in the absence of gross negligence or willful misconduct by NAS or its servants and shall not be responsible for any misconduct, mistake, oversight, error or judgment, neglect, default, omission, forgetfulness or want of prudence on the part of any such banker, accountant, broker, lawyer, agent or adviser or other person as aforesaid;

         (b) NAS shall not be under any obligation to carry out any request, resolution, instruction, direction or recommendation of the Company or its agents if the performance thereof is or would be illegal or unlawful;

         (c) NAS shall incur no liability to the Company for doing or failing to do any act or thing which it shall be required to do or perform or forbear from doing or performing by reason of any provision of any present or future law or any regulation or resolution made pursuant thereto or any decision, order or judgment of any court or any lawful request, announcement or similar action of any person or body exercising or purporting to exercise the legitimate authority of any government or of any central or local governmental institution in each case where above entity has jurisdiction.

         8.2. Nothing herein shall affect the exercise of central management and control of the Company by the Board and in particular but without prejudice to the generality of the foregoing, nothing herein shall derogate from the powers and duties of the Board to manage and administer the Company and its business.

         9.  Notices.

         All notices, consents and other communications hereunder or necessary to exercise any rights granted hereunder, shall be in writing, either by prepaid registered mail or telefax as follows:

         If to the Company:

              Cedar House
              41 Cedar Avenue
              Hamilton HMEX
              Bermuda

              Attn.:  President

              Telefax no.:  (809) 292-8666

         If to NAS:

              Thor Dahls gt. 1-3
              P.O. Box 54
              3201 Sandefjord
              Norway

              Attn.:  Chief Executive Officer

              Telefax no.:  47 (33) 46 88 05

         10.  Entire Agreement, etc.

         This Agreement embodies the entire agreement and understanding between the parties hereto relating to the management services to be provided by NAS to the Company and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

         11.  Miscellaneous.

         This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the State of New York and the parties submit to the non-exclusive jurisdiction of the federal courts located in the Borough of Manhattan, City of New York, or, if such courts do not have jurisdiction, the state courts located in such Borough, in connection with any claim arising out of this Agreement. This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto. The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof. All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successor and assigns. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         During the term hereof, NAS will not provide services hereunder through, or otherwise cause the Company to have, an office or fixed place of business in the United States, and shall take reasonable steps not to cause income of the Company to be subject to tax in any taxing jurisdiction, including the United States, United Kingdom, Bermuda and Norway.

         12.  Counterparts.

         This Agreement may be executed in written counterparts which together shall constitute on instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                             NORDIC AMERICAN TANKER
                               SHIPPING LIMITED


                             By   /s/ Herbjorn Hansson
                                ____________________________
                                Name: Herbjorn Hansson
                                Title: Cheif Executive Officer

                             NORDIC AMERICAN SHIPPING A/S


                             By   /s/ Herbjorn Hansson
                                ____________________________
                                Name: Herbjorn Hansson
                                Title: Chief Executive Officer


































                               11
01318004.AM1

                                                        Exhibit 3


                                                   EXECUTION COPY

                       11 731,613 Warrants
             Nordic American Tanker Shipping Limited

            Each Warrant to Purchase One Common Share
                     Underwriting Agreement


                                               September 14, 1995


Lazard Freres & Co. LLC
30 Rockefeller Plaza
New York, New York 10020

Dear Sirs:

         SECTION 1. Introductory. Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), proposes to issue and sell to Lazard Freres & Co. LLC (the "Underwriter") an aggregate of 11,731,613 warrants (the "Warrants") of the Company, which will entitle the registered owner thereof to purchase on September 30, 1997, as such date may be extended pursuant to the Warrant Agreement (the "Warrant Exercise Date"), one common share, par value $0.01 per share, of the Company (each, a "Common Share"), at an exercise price of $10.21 per Common Share, subject to adjustments as to price and amount as provided in the Warrant Agreement (the "Exercise Price").

         All unexercised Warrants will expire worthless if not exercised at or prior to 3:00 p.m., New York City time, on the Warrant Exercise Date.

         Capitalized terms used herein but not otherwise defined herein are used as defined in the Participation Agreement (the "Participation Agreement"), dated as of September 19, 1995, as in effect as of the date hereof, among the Company, Nordic American Shipping A/S, a company organized under the laws of Norway ("NAS"), The British Petroleum Company p.1.c., a public limited company incorporated in England ("BP"), BP Shipping Limited, a company incorporated in England ("BPS"), Cooperatieve Centrale Raiffeisen Boerenleenbank, B.A., "Rabobank Nederland", a company organized under the laws of the Netherlands ("Rabobank"), and Silver Island Corporation, N.V., a company organized under the laws of the Netherlands Antilles ("Silver Island").

         Each Warrant will be represented by a certificate (a
"Warrant Certificate"). The Warrants are more fully described in the Registration Statement (as hereinafter defined) and the Prospectuses (as hereinafter defined).

         SECTION 2. Representations, warranties and Agreements of the Company and NAS. Each of the Company and NAS, jointly and severally, represents and warrants to, and agrees with, the Underwriter that:
              (a) A registration statement on Form F-1 (No. 33-96268), including forms of prospectuses, relating to the Warrants has been filed by the Company pursuant to the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission (the "Commission"). The Company may have filed one or more amendments thereto, including the related preliminary prospectuses, each of which has previously been furnished to the Underwriter. The Company will next file with the Commission either (i) prior to effectiveness of such registration statement, a further amendment to such registration statement (including the forms of final prospectuses) or (ii) after effectiveness of such registration statement, final prospectuses in accordance with Rules 430A and 424(b)(1) or (4) under the Act. In the case of clause (ii), the Company has included or will include in such registration statement, as amended at the Effective Time (as defined below), all information (other than information permitted to be omitted from the registration statement when it becomes effective pursuant to Rule 430A ("Rule 430A Information")) required by the Act and the rules and regulations thereunder (the "Rules and Regulations") to be included in the final prospectuses with respect to the Warrants and the offering thereof. As filed, such amendment and forms of final prospectuses (in the case of a filing pursuant to clause (i) above), or such final prospectuses (in the case of a filing made pursuant to clause (ii) above), shall contain all Rule 430A Information, together with all other required information, with respect to the Warrants and the offering thereof, and, except to the extent the Underwriter shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Underwriter prior to the execution of this Agreement or, to the extent not completed at such time, shall contain only such specific additional information and other changes (beyond that contained in the latest Preliminary Prospectuses (as defined below)) as the Company has advised the Underwriter, prior to the execution of this Agreement, will be included or made therein. For purposes of this Agreement, "Effective

         Time" means the time as of which such registration statement, or the most recent post- effective amendment thereto, if any, was or is declared effective by the Commission. The registration statement contains only the prospectus (the "Rest of the World Prospectus") relating to the Warrants to be offered and sold anywhere in the world other than Norway, Finland, Denmark and Sweden (collectively, "Scandinavia"). The prospectus relating to the Warrants to be offered and sold in Scandinavia (the "Scandinavian Prospectus") is identical to the Rest of the World Prospectus, except the Scandinavian Prospectus contains different front, inside front and back cover pages, certain disclosures required by applicable Norwegian laws and regulations and Oslo Stock Exchange rules, Bye-Laws of the Company (and a commentary related thereto), a description of the treatment of the Company and of holders of Warrants and Common Shares under Norwegian tax laws and a subregistrar agreement between the Company and Den norske Bank AS. Such registration statement, as amended at the Effective Time and including all Rule 430A Information, if any, is hereinafter referred to as the "Registration Statement", and the form of Rest of the World Prospectus as first filed with the Commission pursuant to and in accordance with Rule 424(b) ("Rule 424(b)") under the Act or, if no such filing is required, as included in the Registration Statement, and the form of the Scandinavian Prospectus delivered to the Oslo Stock Exchange on or about September 20, 1995 are hereinafter referred to collectively as the "prospectuses". Any preliminary Rest of the World prospectuses (each a "Preliminary Rest of the World Prospectus") included in such Registration Statement or filed pursuant to Rule 424(a) under the Act and any preliminary Scandinavian prospectuses (each a "Preliminary Scandinavian Prospectus.~) delivered to the Oslo Stock Exchange prior to September 19, 1995, are hereinafter collectively referred t.o as "'Preliminary Prospectuses". References herein to "'Prospectuses" that are filed pursuant to Rule 424(b) shall, with respect to the Scandinavian Prospectus, be deemed to include the final form of Scandinavian Prospectus as delivered to the Oslo Stock Exchange pursuant to the applicable rules thereof.

              (b) At the Effective Time, the Registration
         Statement did or will, and when the Rest of the World Prospectus is first filed (if required) pursuant to Rule 424(b) and on the Closing Date (as defined in Section 3), the Rest of the World Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Act and the Rules and Regulations; at the Effective Time, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and, at the Effective Time, the Prospectuses, if not filed pursuant to Rule 424(b), did not or will not, and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectuses (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to information contained in or omitted from the Registration Statement or the Prospectuses (or any supplement thereto) in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriter specifically for use therein as specified in Section 8(a) (the "Underwriter's Information").

              (c) No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or threatened by the Commission, and each Preliminary Rest of the World Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the Rules and Regulations, and each Preliminary Prospectus at the time of filing or delivery thereof did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter's Information or the table on page 24 in the Preliminary Prospectus dated August 28, 1935.

              (d)  The financial statements of the Company
         included in the Registration Statement and Prospectuses present fairly the financial position of the Company as of the dates indicated and the results of its operations, the statements of its cash flows and the changes in its financial position for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis during the periods involved; and the supporting schedules included in the Registration Statement present fairly the information required to be stated therein.

              (e) Each of the Company and NAS has been duly organized and is validly existing as a company in good standing under the laws of Bermuda (in the case of the Company) or Norway (in the case of NAS) with power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and Prospectuses; and it is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which it owns or leases properties or in which the conduct of its business requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. For purposes hereof, "Material Adverse Effect" shall mean any effect that would, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, results of operations, business or prospects of the Company or NAS, as the case may be, or on their respective abilities to consummate the transactions contemplated by, and perform their respective obligations under, the Transaction Documents (as defined in the Participation Agreement).

              (f) The Company has an authorized capitalization as set forth in the Prospectuses, and the shares of the Company outstanding prior to the issuance of the Warrants to be sold by the Company have been duly authorized, are validly issued, fully paid and non-assessable, and conform to the description thereof contained in the Prospectuses.

              (g) Neither the Company nor NAS is in violation of its Memorandum of Association or Bye-Laws or equivalent organizational documents; neither the Company nor NAS is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which its properties may be bound, including the Transaction Documents to which each is a party (assuming the same have been duly executed and delivered as of each date this representation is made), except, in the case of NAS, any violation or default that would not have a Material Adverse Effect. The Company is not a party and its properties are not bound to any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument except (i) those described in the Prospectuses, (ii) those included as exhibits to the Registration Statement or (iii) the Manager Subscription Agreement.

              (h) No consent, approval, authorization, order, registration, filing or qualification of or with any court, administrative agency, or commission or other governmental entity, authority or instrumentality, domestic or foreign (a "Governmental Entity") is required for the issue and sale of the Warrants or the consummation by the Company and NAS of the transactions contemplated by this Agreement or the Transaction Documents except such as may be required under the Act, the Rules and Regulations, securities laws of applicable jurisdictions, Blue Sky laws, or the Bermuda Companies Act in correction with the distribution of the Warrants by the Underwriter, the sale of the Manager Shares and the issuance of the Common Shares issuable upon exercise of the Warrants or pursuant to the Standby Agreement (the "Standby Agreement"), to be dated as of the Closing Date, between the Company and Silver Island; and the issue and sale of the Warrants, the execution and delivery of this Agreement and the consummation of the transactions contemplated herein and in the Transaction Documents will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any liens, encumbrances, security interests, mortgages, pledges, claims, options or restrictions of any kind (a "Lien"), upon any property or assets of the Company or NAS pursuant to, any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or NAS is a party or by which it may be bound or to which any of the property or assets of the Company or NAS is subject, other than Liens in favor of BPS under the Charters and Liens in favor of U.K. Lessor under the U.K. Finance Leases (each of the latter two capitalized terms as defined in the Prospectuses), nor will any such action result in any violation of the provisions of the Memorandum of Association or Bye-Laws of the Company or equivalent constitutive documents of NAS or any law, administrative regulation or administrative or court decree or order applicable to the Company or NAS.

              (i) The Company and NAS possess all certificates, authorities or permits issued by, and has made all filings with, the appropriate state, local, federal or foreign regulatory agencies or bodies necessary or desirable to conduct the business now operated by it or proposed to be operated by it as described in the Prospectuses (collectively, "Consents"), except (i) where, in the case of NAS, the failure to possess or make the same would not have, individually or in the aggregate, a Material Adverse Effect, (ii) such filings pursuant to securities laws and the Bermuda Companies Act as are necessary in connection with the exercise of the Warrants, the issuance of Common Shares pursuant to the Standby Agreement and the registration of the Common Shares pursuant to the Registration Rights Agreement, and (iii) such Consents as are necessary to list the Common Shares issuable upon exercise of the Warrants on the American Stock Exchange, the Oslo Stock Exchange or another exchange, and NAS has not received any notice of proceedings relating to the revocation or modification of any such Consent referred to in clause (i).

              (j) There are no actions, suits or proceedings before or by any Governmental Entity now pending, or, to the knowledge of the Company or NAS, contemplated or threatened against the Company or NAS, or to which any of its properties is subject, except, in the case of NAS, those which, if adversely determined, would not individually or in the aggregate result in any Material Adverse Effect, or adversely affect the offering of the warrants in the manner contemplated by the Prospectuses.

              (k) There are no contracts or other documents which are required to be described in the Registration Statement or the Prospectuses or filed as exhibits to the Registration Statement by the Act or by the Rules and Regulations which have not been so described or filed.

              (1) The Company does not own in fee any real property nor does it have any leasehold interests in real property.

              (m) This Agreement has been duly authorized, executed and delivered by the Company and NAS.

              (n)  There are no contracts, agreements or
         understandings between the Company or NAS and any person granting such person the right to require the Company, or to require NAS to cause the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company, or to require NAS to cause the Company to include such securities under the Registration Statement, other than as disclosed in the

         Prospectuses under '~Description of the- Warrants--The
         Standby Agreement".

              (o) Neither the Company nor NAS nor any of their respective officers, directors or holders of five percent or more of any class of the capital of the Company or NAS or any of their respective affiliates is a member of, or is associated or affiliated with a member of, the National Association of Securities Dealers, Inc.

              (p) A registration statement on Form 8-A relating to the Warrants has been filed with the Commission (such registration statement, including all exhibits thereto, as amended at the time such registration statement became or becomes effective, being referred to herein as the "8-A Registration Statement"). If the Effective Time is prior to the execution and delivery of this Agreement, the 8-A Registration Statement has been declared effective by the Commission and no stop order suspending the effectiveness of the 8-A Registration Statement has been issued and no proceedings for such purpose are pending before or threatened by the Commission.

              (q) The Warrants to be issued and sold have been duly authorized and, when duly executed, issued and delivered by the Company and duly countersigned by the Warrant Agent (as defined in the Warrant Agreement, to be dated as of the Closing Date, between the Company and Chemical Mellon Shareholder Services LLC, as warrant agent) in the manner provided for in the Warrant Agreement and when payment of the purchase price for the Warrants has been made, will be validly issued by the Company and all corporate action required to be taken for the authorization, issuance and sale of such warrants will have been validly and sufficiently taken, and such Warrants will constitute valid and binding obligations of the Company and will be enforceable against the Company in accordance with their terms and the issuance of such warrants will not be subject to any preemptive or similar rights.

              (r) All Common Shares issuable upon exercise of the Warrants (the "warrant Shares") (or pursuant to the Standby Agreement (the "Standby Shares")) have been duly authorized and reserved for issuance and, when issued and delivered upon such exercise and upon payment of the Exercise Price in accordance with the terms of the Warrants (or when paid for pursuant to the Standby Agreement), will be validly issued, fully paid and nonassessable and free of preemptive rights, liens, security interests, charges, claims, equities or encumbrances of any kind.

              (s) All Common Shares and Class B Common Shares issuable to the Manager on the Closing Date have been duly authorized for issuance and, (in the case of the Common Shares, when issued, delivered and paid for in accordance with the Manager Subscription Agreement), will be validly issued, fully paid and nonassessable and free of preemptive rights, liens, security interests, charges, claims, equities or encumbrances of any kind.

              (t) The Company is not an "investment company" or an entity t~controlled.t by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

              (u) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable to Bermuda or any political subdivision or taxing authority thereof or therein by or on behalf of the Company or the Underwriter in connection with (i) the issuance of the Warrants, (ii) the sale and delivery by the Company of the Warrants to the Underwriter in the manner contemplated by this Agreement, (iii) the sale and delivery outside Bermuda by the Underwriter of the Warrants to the initial purchasers thereof in the manner contemplated in the Prospectuses or (iv) the issuance and sale of the Common Shares pursuant to the exercise of the Warrants or pursuant to the Standby Agreement.

              (v) The Company has complied with all provisions of Section 517.075, Florida Statutes (Chapter 92-198,
         Laws of Florida).

              (w)  The Company does not have any subsidiaries.

         SECTION 3.  Purchase, Sale and Delivery of
Warrants. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby agrees to issue and sell to the Underwriter, and the Underwriter agrees to purchase from the Company, at a purchase price of $4.6625 per Warrant, 11,731,613 Warrants.

         The Company will deliver the Warrant Certificates for the Warrants to the Underwriter, against payment of the purchase price therefor by one or more certified or official bank checks payable in New York Clearing House or other next day funds drawn to the order of the Company. Payment for the warrants shall be made at the offices of Cravath, Swaine Moore at 10:00 A.M., New York City time, on September 19, 1995 or at such other place or time not later than three full business days thereafter as the Underwriter and the Company determine (the "Closing Date").

         The Warrant Certificates for the Warrants so to be delivered will be in definitive form in such denominations and registered in such names as the Underwriter requests two full business days prior to the Closing Date and will be made available at the office of Lazard Freres, Co. LLC, New York, New York or, upon the Underwriter's request, in global form through the facilities of The Depository Trust Company, for checking and packaging at least one full business day prior to the Closing Date.

         The Company agrees that, without the Underwriter's prior written consent, it will not, and NAS agrees that, without the Underwriter's prior written consent, NAS will not, cause the Company to, offer, sell, contract to sell, file a registration statement with the Commission in respect of, or otherwise dispose of Common Shares of the Company or any securities convertible into or exercisable or exchangeable for such Common Shares for a period from the date hereof to and including the Warrant Exercise Date, other than (i) the Warrants to be sold hereunder, (ii) the Common Shares issuable in respect of the Warrants or Common Shares of the Company that may be sold to Silver Island pursuant to the Standby Agreement or (iii) the 82,237 Common Shares to be sold to NAS as described in the Prospectuses as the "Manager Shares Purchase".

         SECTION 4.  Offering by the Underwriter.  After the
Registration Statement becomes effective the Underwriter will offer the Warrants for sale to the public on the terms and conditions as set forth in the Prospectuses.

         SECTION 5.  Covenants of the Company and NAS.  Each
of the Company and NAS covenants and agrees with the Underwriter that:

              (a)  If the Effective Time is prior to the
         execution and delivery of this Agreement, the Company will file the Rest of the World Prospectus with the Commission pursuant to and in accordance with subparagraph (1) (or, if applicable, and with the Underwriter's consent, subparagraph (4)) of Rule 424(b) within the time period prescribed by such rule. The Company will advise the Underwriter promptly of any proposal to amend or supplement the

         Registration Statement as filed, or the related Prospectuses, prior to the Closing Date, and will not effect such amendment or supplement without the Underwriter's consent; the Company will also advise the Underwriter promptly of the effectiveness of the Registration Statement (if the Effective Time is subsequent to the execution and delivery of this Agreement), of the filing and effectiveness of any amendment or supplement to the Registration Statement or the Prospectuses, and of the issuance by the Commission of any stop order in respect of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus or any prospectus relating to the Warrants or the initiation of proceedings for any such purpose, of the suspension of the qualification of the Warrants for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or of any request by the Commission to amend or supplement the Registration Statement or the Rest of the World Prospectus or for additional information and will use its best efforts to prevent the issuance of any such stop order or of any order preventing or suspending the use of any Preliminary Prospectus or any prospectus relating to the Warrants or suspending any such qualification and to obtain as soon as possible its lifting, if issued.

              (b)  If, at any time when a prospectus
         relating to the Warrants is required to be delivered under the Act or applicable Norwegian law, any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact, or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend or supplement the Rest of the World Prospectus to comply with the Act, the Rules and Regulations or, with respect to either of the Prospectuses, any other law, the Company promptly will prepare and file with the Commission and deliver to the American Stock Exchange, in the case of the Rest of the World Prospectus, and deliver to the Oslo Stock Exchange, in the case of the Scandinavian Prospectus, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance and will notify the Underwriter and, upon the Underwriter's request, prepare and furnish without charge to the Underwriter and to any dealer in securities as many copies as the Underwriter may from time to time reasonably request, of amended Prospectuses or, in the case of the Rest of the World Prospectus, a supplement to the Rest of the World Prospectus complying with Section 10(a) of the Act which will correct such statement or omission or effect such compliance.

              (c) The Company will make generally available to the Company's security holders as soon as practicable an earnings statement covering the twelve-month period ending [insert date one year after the end of the Company~s fiscal quarter in which the closing will occur] that satisfies the provisions of Section 11(a) of the Act and the Rules and Regulations (including Rule 158).

              (d)  The Company will deliver to the
         Underwriter as many signed and conformed copies of the Registration Statement (as originally filed) and of each amendment thereto (including exhibits filed therewith and copies of each Preliminary Prospectus) as the Underwriter reasonably requests.

              (e) The Company will take such action as the Underwriter may reasonably request, in cooperation with the Underwriter, to qualify the Warrants for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States and in such non-United States jurisdictions as the Underwriter may reasonably designate, and will maintain such qualifications in effect for as long as may be required for the distribution of the Warrants. The Company will file such statements and reports as may be required by the laws of each jurisdiction in which the Warrants have been qualified as above provided.

              (f)  During the period of five years
         hereafter, the Company will furnish to the Underwriter, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year, and the Company will furnish to the Underwriter (i) as soon as available, a copy of each report or definitive proxy statement of the Company filed with or furnished to the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange

         Act"), or mailed to shareholders and (ii) from time to time, such other information concerning the Company as the Underwriter may reasonably request.

              (g)  The Company will u,e its best efforts to
         (i) have the warrants and, upon the warrant
         Exercise Date, the Common Shares issuable in respect thereof, listed on the American Stock Exchange, (ii) have such Warrants as are being offered and sold in Scandinavia by the Underwriter and, after the warrant Exercise Date, the Common Shares issuable in respect thereof, listed on the Oslo Stock Exchange and (iii) effect the registration of the Warrants and the Common Shares issuable in respect thereof under the Exchange Act, as required thereunder.

              (h) The Company will file with the Commission such reports on Form SR as may be required by Rule
         463 under the Act.

              (i)  NAS shall not offer, sell or otherwise
         dispose of (i) any warrants acquired by NAS for a period of 180 days after commencement of the offering of the Warrants by the Underwriter or (ii) any of the Common Shares held by it at any time prior to 90 calendar days after the warrant Exercise Date, in either case without the prior written consent of the Underwriter.

              (j) The Company shall use its best efforts to file the Shares Registration Statement (meaning the registration statement on the appropriate SEC form, relating to the registration of the Warrant Shares and the Standby Shares under the Act, including all amendments and supplements thereto (including post-effective amendments) and all exhibits and material incorporated by reference therein) with the Commission in sufficient time, in the Underwriter's reasonable judgment, such that it will be declared effective on or prior to September 1, 1997.

              (k)  NAS agrees to purchase 829,016 Warrants
         in the offering at the public offering price.

              (l) The Company shall promptly give notice to the Underwriter of any claim, or, to its knowledge, any threatened claim, against NATS for three years after the date hereof, which, if determined adversely, could have a Material Adverse Effect on NATS.

         SECTION 6. Conditions of the Obligations of the Underwriter. The obligations of the Underwriter to purchase and pay for the Warrants on the Closing Date will be subject to the accuracy of the representations and warranties of the Company and NAS herein as of the date hereof and as of the Closing Date, with the same force and effect as if made as of the Closing Date, to the accuracy of the statements of the Company and NAS made in any certificates pursuant to the provisions hereof or pursuant to a letter agreement dated the date hereof of BP and BPS with NAS, the Company, Rabobank, Silver Island and the Underwriter (the "BP Letter Agreement"), to the performance by the Company and NAS of their respective obligations hereunder and to the following additional conditions precedent:

              (a) If the Effective Time is not prior to the execution and delivery of this Agreement, the Effective Time shall have occurred not later than
         (i) 6:00 p.m. New York City time on the date of determination of the offering price, if such determination occurred at or prior to 3:00 p.m. New York City time on such date or (ii) 10:00 a.m. New York City time on the business day following the day on which the offering price was determined if such determination occurred after 3:00 p.m. New York City time on such date. If the Effective Time is prior to the execution and delivery of this Agreement, the Company shall have filed the Rest of the World Prospectus with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the Rules and Regulations and in accordance with Section 5(a) hereof. In either case, prior to the Closing Date no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened by the Commission; and the Company shall have complied with all requests for additional information on the part of the Commission to the Underwriter's reasonable satisfaction.

              (b)  The Underwriter shall not have advised
         the Company that the Registration Statement or Prospectuses, or any amendment or supplement thereto, contains any untrue statement of fact or omits to state any fact which, the Underwriter has concluded, is material and in the case of an omission is required to be stated therein or is necessary to make the statements therein not misleading.

              (c)  Each of the Transaction Documents shall
         have been duly executed and delivered by the applicable parties thereto and copies thereof shall have been delivered to the Underwriter in the forms in which they were previously furnished to the Underwriter, shall be in full force and effect and no party hereunder shall be in breach of any of its obligations thereunder in any material respect.

              (d) All representations and warranties of BP and BPS in the BP Letter Agreement qualified as to materiality shall be true, complete and accurate in all respects, and those not so qualified shall be true, complete and accurate in all material respects, as of the date when made and as of the Closing Date, as if made on each such date. BP and BPS shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required under the BP Letter Agreement and each other Transaction Document to which BPS or BP is a party to be so performed or complied with by such party, respectively, at or prior to the Closing Date.

              (e)  The Underwriter shall have received a
         favorable opinion addressed to it of Appleby, Spurling & Kempe, Bermuda counsel for the Company, dated the Closing Date, in form and substance acceptable to the Underwriter.

              (f)  The Underwriter shall have received a
         favorable opinion addressed to it of Seward & Kissel, U.S. counsel for the Company and NAS, dated the Closing Date, in form and substance acceptable to the Underwriter.

              (g)  The Underwriter shall have received a
         favorable opinion addressed to it of Norton Rose, U.K. counsel for the Company, dated the Closing
         Date, in form and substance acceptable to the Underwriter.

              (h)  The Underwriter shall have received a
         favorable opinion addressed to it of Shearman &
         Sterling, U.S. counsel for Rabobank and Silver
         Island, dated the Closing Date, in form and substance acceptable to the Underwriter.

              (i)  The Underwriter shall have received a
         favorable opinion addressed to it of Bugge, Arentz-
         Hansen & Rasmussen, Norwegian counsel for FIBA

         Nordic Securities AS and DnB Securities AS, dated the Closing Date, in form and substance acceptable to the Underwriter, and a favorable opinion addressed to it of Simonsen & Musaeus, Norwegian counsel for NAS, dated the Closing Date, in form and substance acceptable to the Underwriter.

              (j)  The Underwriter shall have received a
         favorable opinion addressed to it of De Brauw
         Blackstone & Westbroek, Netherlands counsel for
         Rabobank, dated the Closing Date, in form and substance acceptable to the Underwriter.

              (k)  The Underwriter shall have received a
         favorable opinion addressed to it of De Brauw
         Blacks tone & Westbroek, Netherlands Antilles counsel for Silver Island, dated the Closing Date, in form and substance acceptable to the Underwriter.

              (l) The Underwriter shall have received from Cravath, Swaine & Moore, counsel for the
         Underwriter, a favorable opinion, dated the Closing
         Date, with respect to such matters as the Underwriter may reasonably request and otherwise satisfactory to the Underwriter.

              (m)  The Underwriter shall have received
         certificates from the President or any Senior Vice President and a principal financial or accounting officer of the Company satisfactory to the Underwriter, dated the Closing Date, in which such officers, to the best of their knowledge and after reasonable investigation, shall state (i) such officers have carefully examined the Registration Statement and the Prospectuses, (ii) in their opinion, as of the Effective Time, the Registration Statement and the Prospectuses did not contain any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and since the Effective Time, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement or the Prospectuses, (iii) that there has not been, since the respective dates as of which information is given in the Registration Statement and the Prospectuses, any material adverse change in the condition, financial or otherwise, earnings, business or prospects of the Company, whether or not arising in ~he ordinary course of business,

         (iv) the representations and warranties of the Company contained in Section 2 hereof are true and correct with the same force and effect as though made on and as of the Closing Date and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and (v) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the Commission.

              (n)  The Underwriter shall have received
         certificates from the President or any Senior Vice President and a principal financial or accounting officer of NAS, satisfactory to the Underwriter dated the Closing Date, in which such officers, to the best of their knowledge and after reasonable investigation, shall state that (i) such officers have carefully examined the Registration Statement and the Prospectuses, (ii) in their opinion, as of the Effective time, the Registration Statement and the Prospectuses did not contain any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the representations and warranties of NAS and contained in Section 2 hereof are true and correct with the same force and effect as if made on the Closing Date and NAS has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date.

                   (o) (i) The Underwriter shall have
              received from Deloitte & Touche, independent public accountants for the Company, two letters, the first dated the date of this Agreement and the other dated the Closing
              Date, addressed to the Underwriter, in a form as is reasonably acceptable to the Underwriter.

                   (ii) The Underwriter shall have received
              from Ernst & Young, independent public
              accountants for BP, two letters, the first dated the date of this Agreement and the other dated the Closing Date, addressed to the Underwriter, in a form as is reasonably acceptable to the Underwriter.

              (p)  At the Closing Date, counsel for the
         Underwriter shall have been furnished with such other documents and opinions as such counsel may reasonably require.

              (q)  The Warrants shall have been duly
         authorized for listing on the American Stock
         Exchange and on the Oslo Stock Exchange.

              (r) The Underwriter shall be satisfied in its sole discretion that the offering of the Warrants does not constitute a violation of the "arranging" prohibitions set forth in 17 C.F.R. Section 220.13.

              (s)  The Underwriter shall have received a
         certificate from an officer of the Warrant Agent stating that the Warrant Agent has duly countersigned the Warrant Certificates in accordance with the provisions of the Warrant
         Agreement and as to such related matters as the Underwriter shall reasonably request.

              (t)  All approvals necessary for performance
         by Silver Island under the Standby Agreement and Rabobank under the Rabobank Guaranty, including any necessary approvals of Governmental Entities of the Netherlands, shall have been obtained.

         SECTION 7. Payment of Expenses. The Company will pay all costs, expenses, fees, disbursements and taxes incidental to (i) the preparation by the Company, printing, filing and distribution of the Registration Statement (including financial statements and exhibits), the Prospectuses, each Preliminary Prospectus and all amendments and supplements to any of them prior to or during the period specified in Section 5(b), (ii) the printing, reproduction and distribution of this Agreement, and all other underwriting and selling group documents by mail, telex or other means, (iii) the registration with the Commission, and the issuance by the Company, of the Warrants and the Common Shares issuable in respect thereof, (iv) the registration or qualification of the warrants and the Common Shares issuable in respect thereof for offer and sale under the securities or Blue Sky laws of the several states and the preparation, printing and distribution of preliminary and supplemental Blue Sky memoranda (including the reasonable fees and disbursements of the Underwriter~s counsel relating to the foregoing), (v) fees and expenses, if any, incurred in connection with the listing of the Warrants and the Common Shares issuable in respect thereof on the American Stock Exchange and the Oslo Stock Exchange, (vi) filings and clearance with the National Association of Securities Dealers, Inc. in connection with the offering, (vii) the fees and expenses of the registrar and transfer agent for the Warrants (including a sub-registrar in Norway, if any) and its (or their) counsel, (viii) the performance by the Company of its other obligations under this Agreement and
(ix) other out-of-pocket expenses incurred by the Underwriter in connection with the purchase and distribution of the Warrants (including fees and disbursements of the Underwriter's counsel) in an amount not in excess of $175,000.

         If the sale of the Warrants provided for herein is not consummated because of the failure to satisfy any condition to the obligations of the Underwriter set forth in
Section 6 hereof, because of any termination pursuant to
Section 10 hereof or because of any refusal, failure or inability of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by Underwriter, the Company shall reimburse the Underwriter for all of the Underwriter's out-of-pocket expenses incurred in connection with marketing and preparing for the offering of the warrants, including the reasonable fees and disbursements of counsel for the Underwriter.

         SECTION 8.  Indemnification and Contribution.

              (a) Subject to Section 11 hereof, the Company and NAS agree, jointly and severally, to indemnify and hold harmless the Underwriter and each person, if any, who controls the Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) (including, without limiting the foregoing, the reasonable legal and other expenses incurred in connection with investigating or defending or preparing to defend or appearing as a third party witness in connection with any such loss, claim, damage, liability or action, as such expenses are incurred) insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or any Preliminary Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the information furnished to the Company by the Underwriter in (i) the last paragraph of text on the cover page of the Prospectuses concerning the terms of the offering by the Underwriter, (ii) the last paragraph of page 2 of the Prospectuses concerning stabilization by the Underwriter and (iii) the first, second, fifth, sixth and ninth paragraphs of text under the heading "Underwriting" in the Prospectuses concerning the terms of the offering by the Underwriter (all of the foregoing the "Underwriter's Information"); provided, however, that the foregoing indemnity agreement with respect to any Preliminary Prospectus or the Prospectus (if subsequently amended or supplemented), respectively, shall not inure to the benefit of the Underwriter, or any person controlling the Underwriter, if (x) a copy of the Prospectus or the Prospectus as so amended or supplemented, respectively, was not sent or given by or on behalf of the Underwriter to the person or persons claiming damages attributable to a material misstatement or omission in BP Information, if such a Prospectus was required by law so to have been delivered, at or prior to the written confirmation of the sale of the Warrants to such person or persons, and (y) the Prospectus or the Prospectus as so amended or supplemented, respectively, would have corrected the defect giving rise to such losses, claims, damages or liabilities. This indemnity agreement will be in addition to any liability which the Company and NAS may otherwise have to the persons referred to above in this
         Section 8(a).

              (b)  The Underwriter agrees to indemnify and
         hold harmless the Company, NAS, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or NAS within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) (including, without limiting the foregoing, the reasonable legal and other expenses incurred in connection with investigating or defending or preparing to defend or appearing as a third party witness in connection with any such loss, claim, damage, liability or action, as such expenses are incurred) insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or any Preliminary Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with the Underwriter's Information. This indemnity agreement will be in addition to any liability which the Underwriter may otherwise have to the persons referred to above in this Section 8(b).

              (c)  In case any action or proceeding
         (including any governmental or regulatory investigation or proceeding) shall be instituted involving any person in respect of which indemnity may be sought pursuant to any of the two preceding paragraphs, such person (hereinafter called the indemnified party) shall promptly notify the person against whom such indemnity may be sought (hereinafter called the indemnifying party) in writing; however, the omission to so notify the indemnifying party shall relieve the indemnifying party from liability under the two preceding paragraphs only to the extent such indemnifying party is prejudiced thereby. The indemnifying party may, and upon request of the indemnified party shall, assume the defense thereof, including the employment of counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others that the indemnifying party may designate and shall pay the fees and disbursements of such counsel related to such proceeding. In any such action or proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (a) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Underwriter and all persons, if any, who control the Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act and
         (b) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for NAS and the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls either of NAS or the Company within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriter and such control persons of the Underwriter, such firm shall be designated in writing by the Underwriter. In the case of any such separate firm for NAS and the Company, and such directors and officers of the Company and control persons of the Company and NAS, such firm shall be designated in writing by the Company.

              (d)  If the indemnification provided for in
         this Section 8 is insufficient or unavailable to an indemnified party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and NAS on the one hand and the Underwriter on the other from the offering of the Warrants or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or if the indemnified party shall have failed to the prejudice of the indemnifying party to give the notice required by Section 8(c), in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and NAS on the one hand and the Underwriter on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and NAS on the one hand and the Underwriter on the other shall be deemed to be in the same proportions as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriter, in each case as set forth in the table on the cover page of the Prospectuses. The relative fault of the Company and NAS on the one hand and the Underwriter on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and NAS or by the Underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

              (e)  The Company, NAS and the Underwriter
         agree that it would not be just and equitable if contribution pursuant to Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to in the immediately preceding paragraph shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of Section 8(d), in no event shall the Underwriter be required to contribute any amount in excess of the amount by which the total price at which the Warrants underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of
         Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

              (f)  The Company and NAS each agree that any
         claims that each of such parties may have against the other or against BP and BPS pursuant to the Participation Agreement, the BP Letter Agreement or otherwise, in each case arising out of or based on any untrue statement or alleged untrue statement in the Registration Statement or the Prospectuses or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact, or otherwise arising out of or based upon the sale of Warrants as contemplated by this Agreement or arising out of or based upon any other Transaction Document (each a "Cross-Claim"), shall be subordinated in right of payment as set forth below to the prior indefeasible payment in full in cash of any and all claims the Underwriter may have against any of the Company, NAS, BP or BPS, as the case may be, arising out of or based on any untrue statement or alleged untrue statement in the Registration Statement or the Prospectuses or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact, or otherwise arising out of or based upon the sale of Warrants under this Agreement (each an "Underwriter Claim"). The Company and NAS each agrees that it will provide notice to the Underwriter within three business days of the making by it of any Cross-Claim, and that such notice shall provide reasonable detail as to the factual and legal basis for the Cross-Claim and the amount claimed. Thereafter, no amount may be paid or received by the Company or NAS in respect of any such Cross-Claim until the date that is 45 days after the receipt by the Underwriter of the foregoing notice; provided, however, that if the Underwriter shall have prior to such 45th day notified the Company or NAS, as the case may be, who made such Cross-Claim or against whom such Cross-Claim was made of any Underwriter Claim that the Underwriter is making or may make against it, then no amount may be paid or received by the Company or NAS with respect to such Cross-Claim without the prior written approval of the Underwriter until the prior indefeasible payment in full in cash of each such Underwriter Claim or until it has been established in a final adjudication by a court of competent jurisdiction that the Underwriter is not entitled to receive any payment from the Company or NAS in respect of such Underwriter Claim. If a payment or distribution is made to or received by the Company or NAS that because of this Section 8(f) should not have been made to or received by it, such party that has received such payment or distribution shall hold it in trust for the Underwriter and pay it over to it or its designees as its interests shall appear.

              (g)  The Company and NAS agree with the
         Underwriter that any indemnity provision of any agreement between the Company and NAS on the one hand and BP and BPS on the other shall not be deemed to modify or supersede any provision of this
         Section 8.

         SECTION 9.  Representations, Warranties and
Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement or contained in certificates of officers of the Company or NAS submits d pursuant hereto, including indemnity and contrition agreements, shall remain operative and in full force and effect, regardless of any termination of this Agreement, or any investigation, or any statement as to the results thereof, made by or on behalf of the Underwriter or any person controlling the Underwriter or by or on behalf of the Company, its officers or directors or controlling persons, or by NAS or any person controlling NAS and shall survive acceptance of and payment for Warrants hereunder.

         SECTION 10. Termination. This Agreement may be terminated for any reason at any time prior to the delivery of and payment for the Warrants on the Closing Date, by the Underwriter upon the giving of written notice of such termination to the Company, if prior to such time (i) there has been, since the respective dates as of which information is given in the Registration Statement and the Prospectuses, any material adverse change in the financial condition, results of operations, business or prospects of the Company, NAS or BP and its subsidiaries considered as a whole, whether or not arising in the ordinary course of business or
(ii) there has occurred any outbreak or escalation of hostilities or other calamity or crisis or a material change in existing national or international financial, political, economic or securities market conditions, the effect of which is such as to make it, in the judgment of the Underwriter, impracticable or inadvisable to market the Warrants in the manner contemplated in the Prospectuses or enforce contracts for the sale of the Warrants, or (iii) trading generally on either the American Stock Exchange, the Nasdaq National Market or the New York Stock Exchange has been suspended, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required, by either of said exchanges or by order


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

of the Commission or any other governmental authority, or a banking moratorium has been declared by either Federal or New York authorities. In the event of any such termination, the provisions of Section 7, the indemnity agreement and contribution provisions set forth in Section 8, and the provisions of Sections 9 and 15 shall remain in effect.

         SECTION 11.  Limitation on Liability.  Each of NAS
and the Underwriter hereby agrees that NAS's liability to the Underwriter in respect of all losses, claims, damages and other liabilities arising out of or based upon a breach by NAS of the representations, warranties or other agreements contained in Sections 2(a) to (d), 2(f), 2(k) to
(l), 2(p) to (w), 5(a) to (h), 5(j) and 5(1) hereof and
Sections 2(e), 2(g) to (j) and 2(m) to (o) hereof, insofar as such representations, warranties and other agreements relate to the Company, shall, together with the liabilities under Section 8(a) hereof, be limited to pending or threatened claims of which the Underwriter has notified NAS within 10 business days after the Warrant Exercise Date in an aggregate amount not to exceed $2,500,000.

         SECTION 12. Jurisdiction, Service of Process. To the fullest extent permitted by applicable law, each of the Company and NAS irrevocably submits to the nonexclusive jurisdiction of any Federal or state court in the City, County and State of New York, United States of America, in any legal suit, action or proceeding based on or arising under this Agreement and irrevocably agrees that all claims in respect of such suit or proceeding may be determined in any such court. The Company and NAS irrevocably and fully waive the defense of an inconvenient forum or objections to personal jurisdiction with respect to the maintenance of such legal suit, action or proceeding. Each of the Company and NAS hereby irrevocably designates and appoints Seward & Kissel, One Battery Park Plaza, New York, New York 10004 (the "Process Agent"), as its authorized agent, upon whom process may be served in any such legal suit, action or proceeding, it being understood that the designation and appointment of Seward & Kissel as such authorized agent shall become effective immediately without any further action on the part of the Company or NAS. If the Process Agent shall cease to act as the agent for service of process of the Company or NAS, the Company or NAS, as appropriate, shall appoint, without delay, another such agent, and notify the Underwriter of such appointment. Each of the Company and NAS represents to the Underwriter that it has notified the Process Agent of such designation and appointment for a period of five years and that the Process Agent has accepted the same in writing. Each of the Company and NAS hereby irrevocably authorizes and directs the Process Agent to


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

accept such service. Each of the Company and NAS further agrees that service of process upon the Process Agent and written notice of said service to the Company or NAS, as appropriate, shall be deemed in every respect effective service of process upon the Company or NAS, as appropriate, in any such legal suit, action or proceeding. Nothing herein shall affect the right of the Underwriter or any person controlling the Underwriter to serve process in any other manner permitted by law.

         SECTION 13.  Notices.  All notices and other
communications hereunder shall be in writing and shall be deemed to have been duly given if sent by mail, tele or facsimile communication. Notices to the Underwriter shall be directed to it at 30 Rockefeller Plaza, New York, NY 10020, Attention: Syndicate Department; notices to the Company shall be directed to it at Cedar House, 41 Cedar Avenue, Hamilton HMEX, Bermuda, Attention of the Secretary with a copy to the Treasurer, with copies to: Nordic American Shipping A/S, Thor Dahls Gt. 1-3, P.O. Box 54, 3201 Sandefjord, Norway, Attention: Herbjorn Hansson, and Seward & Kissel, One Battery Park Plaza, New York, NY 10004,
Attention: Gary Wolfe, Esq., fax: (212) 480-8421; notices to NAS shall be directed to it at Thor Dahls Gt. 1-3, P.O. Box 54, 3201 Sandefjord, Norway, Attention: Herbjorn Hansson, fax: 011-47-33-46-86-05, with a copy to: Seward & Kissel, One Battery Park Plaza, New York, NY 10004, Attention: Gary Wolfe, Esq., fax: (212) 480-8421; notices to BP shall be directed to it at Britannic House, 1 Finsbury Circus, London EC2M 7BA, England, Attention: The Group Treasurer; notices to BPS shall be directed to it at Britannic Tower, Moor Lane, London EC2Y 9BU, England, Attention: Duncan Hill, fax 011-44-171-628-4959.

         SECTION 14. Parties. This Agreement shall inure to the benefit of and be binding upon the Company, its directors and officers who signed the Registration Statement, the Underwriter and NAS and any controlling persons referred to herein and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. No purchaser of Warrants from the Underwriter shall be deemed to be a successor by reason merely of such purchase.

         SECTION 15.  Governing Law.  This Agreement shall
be governed by, and construed in accordance with, the law of the State of New York, without regard to the principles of conflicts of laws thereof.

         SECTION 16. Obligation Currency. The obligation of the Company and NAS to make payments hereunder is in U.S. dollars (the "Obligation Currency") and such obligation shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency, other than the Obligation Currency or any other realization in such other currency, whether as proceeds of setoff, security, guarantee, distributions, or otherwise, except to the extent to which such tender, recovery or realization shall result in the effective receipt by the party which is to receive such payment of the full amount of the Obligation Currency expressed to be payable hereunder, and each of the Company and NAS agrees to indemnify the party which is to receive such payment has an additional, separate and independent cause of action) for the amount (if any) by which such effective receipt shall fall short of the full amount of the Obligation Currency expressed to be payable hereunder and such obligation to indemnify shall not be affected by judgment being obtained for any other sums due under this Agreement. The Underwriter agrees to refund the Company or NAS any excess from the realization of such other currency that shall result in the effective receipt by it of more than the full amount of the Obligation Currency payable hereunder.

         SECTION 17.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

         lf the foregoing is accordance With each to your understanding of our agreement, please sign this Agreement and return to U3 counterparts hereof.

                             Very truly yours,


                             NORDIC AMERICAN TANKER
                             SHIPPING LIMITED



                             By /s/ Herbjorn Hansson
                             _______________________
                             Name:  Herbjorn Hansson
                             Title: President

                             NORDIC AMERICAN SHIPPING A/S,



                             By /s/ Herbjorn Hansson
                             _____________________
                             Name:  Herbjorn Hansson
                             Title: Chief Executive
                                    Officer

The foregoing
Underwriting Agreement is
hereby confirmed and
accepted as of the date
first above written by:

LAZARD FRERES & CO. LLC

By /s/ Hamish WM Norton
_______________________
Name:  Hamish WM Norton
Title: Managing Director














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